SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
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                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

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                         Reliant Interactive Media Corp.

                          formerly Reliant Corporation

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            Nevada                                        87-0411941
(Jurisdiction of Incorporation)             (I.R.S. Employer Identification No.)


13535 Feather Sound Drive -Suite 220, Clearwater, Florida               33762
(Address of principal executive offices)                              (Zip Code)


Registrant's telephone number, including area code:       (727) 299-0020




The following Securities are to be registered pursuant to Section 12(g)/12(b) of the Act:


                       Class-A Common Voting Equity Stock

                                    4,251,770

                                  June 30, 1999


     The EXHIBIT INDEX is located at Page 25 of this Registration Statement


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 1

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENT

      This Report contains "forward-looking" statements regarding potential future events and developments affecting the business of the Company. Such statements relate to, among other things, (i) competition for customers for its products and services; (ii) the uncertainty of developing or obtaining rights to new products that will be accepted by the market and the timing of the introduction of new products into the market; (iii) the limited market life of the Company's products; and (iv) other statements about the Company or the direct response industry.

      The Company's ability to predict results or the effects of any pending events on the Company's operating results is inherently subject to various risks and uncertainties, including competition for products, customers and media access; the risks of doing business abroad; the uncertainty of developing or obtaining rights to new products that will be accepted by the market; the limited market life of the Company's products; and the effects of government regulations. See MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

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                                     PART I
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                        Item 1. Description of Business.
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 (a)  Business Development.

       (1)  Form and Year of Organization.

      This Corporation Reliant Interactive Media Corp. (of Nevada) was first incorporated in Utah on July 30, 1984, as Reliant Corporation for the purpose of creating a vehicle to obtain capital and seek out, investigate and acquire interests in products and businesses with the potential for profit. On or about July 15, 1998 the company acquired its present name, Reliant Interactive Media Corp. On or about March 18, 1999, the company moved its place of incorporation from Utah to Nevada without other changes in its corporate organization. On December 31, 1995, and continuously through December 31, 1997, the issuer had 2,369,600 shares of common stock issued and outstanding.

      The numbers used herein are those which give effect to two successive reverse splits of the common stock of the issuer, in August 1998, and March 1999, each having been a five to one reverse. Please refer to Part II, Item 4, for subsequent share issuances, during the past three years, totaling 1,882,170. Accordingly, the total issued and outstanding shares of the issuer's common stock stands at 4,251,770.

       (2) Bankruptcy, Receivership or Similar Proceeding. None from inception to date.

 (b) Business of the Issuer. This Company will engage in the business of Electronic & Multi Media Retailing (print, radio, television and the internet). Reliant Interactive Media Corp. is an emerging leader in the use of direct response transactional television programming, known as infomercials, to market consumer products. Reliant, with its global products, will bring its products into more than 370 million households in 70 countries worldwide.

                                   Background

      The infomercial industry was first developed in the United States after the FCC rescinded its limitations on advertising minutes per hour in 1984, thereby permitting 30-minute blocks of television advertising. The deregulation of the cable television industry and the resulting proliferation of cable channels increased the available media time and led to the growth of the United


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 2

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States infomercial industry.  Producers of infomercials combined direct response marketing and retailing principles within a television talk show-type format and purchased media time from cable channels to air their infomercials. After an initial growth period, the industry consolidated through the end of the 1980's. At the same time, increased attention from the FTC and the federal and state consumer protection agencies led to greater regulation of the industry and to
the  development  of  the  National  Infomercial   Marketing  Association  as  a
self-regulatory organization. By the early 1990's, infomercials and home shopping cable channels had become a more accepted forum for obtaining information about products and services and making purchases from home. As the infomercial industry has matured, the variety of products marketed through infomercials has steadily increased. Today, offerings as diverse as car care products and computers are marketed through infomercials.

                                Industry Overview

      The development of the international infomercial industry began in Western Europe following the initial industry development in the United States. Quantum Marketing International, which was founded by Reliant's chairman, Kevin Harrington, was acquired by National Media in 1991, and was one of the pioneers in the international infomercial industry's development, commencing operations in 1990. The industry expanded throughout Europe and then into non-European markets through the early 1990's and continues to expand into other worldwide markets today. Whereas domestically, distribution of products through infomercials is viewed as an alternative to retail, mail order and other means of distribution, in many international markets distribution through traditional channels is not readily accessible to many consumers. As a result of these factors, the Company believes that it has an opportunity to be one of the primary distributors of innovative consumer products in the international marketplace.

      Prior to 1984, the maximum allowable minutes of television per hour was limited (16 minutes of commercial messages per hour) by the Federal Communications Commission ("FCC"), making the television infomercial an impossibility. In 1984, the FCC rescinded its limitations, permitting the sale of blocks of advertising and the television infomercial was born. Currently, the electronic retailing industry, which includes infomercials and short-form commercials, television shopping channels and multimedia marketing, has estimated annual sales of $8.6 billion. According to Electronic Retailing Association, of which Kevin Harrington is a founding Board member, approximately thirteen million adults in the United States (about 6% of the adult population) bought at least at one item from a TV offer in 1997 versus in 1995, when approximately nine million bought merchandise. Many electronic retailers are now approaching cyberspace and the world of e-commerce as their next frontier. A U.S. Commerce Department study shows that 100 million consumers are now online. Internet traffic is doubling every 100 days. The "digital economy" is growing twice as fast the economy overall. 10 million Internet users made online purchases by the end of 1997, up from 4.7 million six months earlier.

                                Company Strategy

      Reliant's goal is to be recognized as a worldwide leader in direct marketing. Through direct response transactional television programming and integrated consumer marketing techniques, the Company is pursuing a business strategy focusing on: (i) increasing the utilization of its global relationship,
(ii) developing and marketing innovative consumer products to develop its library of infomercial programs and (iii) engineering an efficient business model for the conduct of its worldwide direct response business. The Company is revving up its efforts to create a position as a worldwide leader in infomercial programming. Through its global contracts, and media access, the Company will have the ability to deliver infomercial programming and products to over 370 million households worldwide. The Company intends to continue to explore new ways to effectively utilize and leverage this worldwide distribution, reach and capability. In addition, the Company intends to aggressively utilize its assets such as its customer lists in order to realize the true value thereof.


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 3

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                    Develop and Market Innovative Products to
                    Develop a Library of Infomercial Programs

The Company  continually  seeks out  innovative  consumer  products which it can market and distribute profitably. The Company has an in-house product development/marketing capability responsible for researching, developing and analyzing products and product ideas. The Company augments its product development activities through relationships with third parties. The Company believes that a large library of infomercial programs, together with its extensive international operations experience in product sourcing, telemarketing, order fulfillment and customer service, will give it a significant competitive advantage over other companies desiring to enter this marketplace. While the Company incurs certain initial and ongoing costs in connection with adapting a product and infomercial for specific markets, the primary expenses are incurred when the product/infomercial is first developed for its initial target market. Thus, as the Company decides to introduce a product into additional markets, it can do so quickly, efficiently and relatively inexpensively. The Company believes that by further expanding its coverage into other parts of the world it will be able to further leverage its library of infomercial programs and associated products by extending the time period during which each product generates revenues and, therefore, the total worldwide revenues for a particular product.

          Engineering the Most Efficient Business Model for the Company

      The Company continues to explore methods to better control each step in the development and life cycle of a product/infomercial and develop its expertise in, and refine its systems with regards to, product sourcing, in-bound telemarketing, production, order fulfillment and customer service. Reliant believes that its current competitive advantages of international media relationships and fully-integrated program production, sourcing, as well as the development of new marketing partners, provide it with a strong base from which it can lower its costs and engineer a business model which is the most efficient for a worldwide direct response business.

      Once a speculative, hit-driven fringe industry, infomercials are now seen as a predictable, financially sound business that provides clues to emerging trends in global consumer marketing and the burgeoning electronic retailing industry. The Company will utilize its executive managements' proven expertise in the direct response transactional television (DRTV) arena, known as infomercials, to market consumer products. By combining television's proven ability to drive product sales with the global informational and access capabilities of the Internet, the Company is a true multi-media marketing company. Print, radio and direct mail are the other key components of the Company's strategy. The Company is a Corporate Member of the Association of
Internet Professionals ("AIP"). AIP's website can be found at www.association.org. The AIP is the premier professional association for internet professionals worldwide. AIP, founded in 1994, is the largest and fastest growing professional association in the industry. The Company's initial focus will be to market consumer products through the infomercial vehicle. Reliant has chosen products that offer sales continuity, and Reliant endeavors to own the full product rights, the name, manufacturing and the product itself. In product sales, television creates interest: a broader, multi-media approach ensures maximum profits. The Company plans to use its infomercial programming to develop a worldwide presence in e- commerce markets. Reliant will use segments of its TV infomercial programs to drive consumers to its websites,
www.lifestylesmall.com,         www.cigarnow.com,        www.rimc.com        and
www.reliantinteractive.com.

      The Cigar Television Network is a wholly-owned subsidiary of the Company. This subsidiary produces the half-hour, celebrity driven Smokin' Lifestyles video magazine show, which draws national and local advertising revenues and cross-markets the CigarNow.com website. It also promotes its exclusive "CoBee Dual-Flame Lighter/Cutter" for cigars. CigarNow.com is the Company's first web-based e-commerce venture and features over 550 premium cigars, plus accessories and upscale lifestyle products. Cigarnow.com will also serve as the electronic cigar vendor on several high-profile, high- traffic partner sites.


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 4

      The Company entered into a Web Site Purchase Agreement on May 26, 1999 to purchase from Tony Little the Tony Little Web Site. Tony Little is one of the most recognized fitness personalities on television and is often referred to as "America's Fitness Guru." This web site currently offers a variety of health-related products promoted by Tony Little. The Company is responsible for the operating expenses of the web site and will receive one-half of the net revenues. The consideration for the purchase was $10,000 and 100,000 shares of the Company's common stock to be issued subject to the exemption provided by section 4(2) of the Securities Act of 1933.

                               Product Development

      The Company's product development/marketing department is the most vital component of the Company. Kevin and Tim Harrington, along with Mel Arthur, actively participate on a daily basis in the ongoing effort to research and develop new products that may be suited for direct response television marketing and subsequent marketing through non-infomercial distribution channels. This group develops new product ideas from a variety of sources, including inventors, suppliers, trade shows, industry conferences, strategic alliances with manufacturing and consumer product companies and the Company's ongoing review of new developments within its targeted product categories. As a result of management's prominence in the infomercial and retail television industry, it also receives unsolicited new product proposals from independent third parties. During the evaluation phase of product development, the Company evaluates the suitability of the product for television demonstration and explanation as well as the anticipated perceived value of the product to consumers, determines whether an adequate and timely supply of the product can be obtained and analyzes whether the estimated profitability of the product satisfies the Company's criteria.

      The Company is devoting attention to the development and products specifically targeted at markets outside of North America. The Company will review its infomercial library on an ongoing basis to select those products which it believes will be successful in Europe and/or Asia and/or its other international markets. When a product which was initially sold domestically is selected for international distribution, the infomercial is dubbed and product literature is created in the appropriate foreign languages. In addition, a review of the product's and the infomercial's compliance with the local laws is completed. The Company's licensed distributor then begins airing the infomercial internationally. The Company also airs shows and distributes products of other independent domestic infomercial companies.

      The Company obtains the rights to new products created by third parties through various licensing arrangements generally involving royalties related to sales of the product. The amount of the royalty is negotiated and generally depends upon the level of involvement of the third party in the development and marketing of the product. The Company generally pays the smallest royalty to a third party that only provides a product concept. A somewhat higher royalty to a third party that has fully developed and manufactured a product. The Company also obtains the rights to sell products which have already been developed, manufactured and marketed through infomercials produced by other companies. In such cases, the Company generally pays a higher royalty rate to the third party because of the relatively small amount of the Company's resources required to develop the product. The Company generally seeks exclusive worldwide rights to all products in all means of distribution. In some cases, the Company does not obtain all marketing and distribution rights, but seeks to receive a royalty on sales made by the licensor pursuant to the rights retained by the licensor.

                   Infomercial Development and Test Marketing

      Once the Company decides to bring a product to market, it arranges for the production of a 30- minute infomercial that will provide in-depth demonstrations and explanations of the product. The Company attempts to present a product in an entertaining and informative manner utilizing a variety of program formats. The Company's infomercials are currently produced in-house by contracting with established independent experienced producers who work under Reliant's


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 5 direction. The cost of producing an infomercial generally ranges from $25,000 to $350,000. In addition, producers, hosts and spokespersons generally receive fees based upon sales of the products.

      Following completion of the production of an infomercial, the program is then tested in the United States in specific time slots on both national cable networks and targeted broadcast stations. If a show achieves acceptable results in the market tests, it is generally aired on a rapidly increasing schedule on cable networks and broadcast channels. During this initial phase, the Company may modify the creative presentation of the infomercial and/or the retail pricing, depending upon viewer response. After the initial marketing phase, the Company may adjust the frequency of a program's airing to achieve a schedule of programs that it believes maximizes the profitability of all of the Company's products being marketed through infomercial programming at a given time.

                                  Media Access

      An important part of the Company's ability to successfully market products is its access to media time. The Company's infomercial programming will be available through licensed distributors to more than 370 million households in 70 countries worldwide, including Argentina, Australia, Austria, Belarus, the Benelux countries, Brazil, China, Denmark, Ecuador, most Eastern European countries, Finland, France, Germany, Greece, Ireland, Italy, Japan, Mexico, most Middle Eastern countries, New Zealand, Norway, Peru, Portugal, Russia, Spain, most South American countries, Sweden, Switzerland, Taiwan, Turkey, Ukraine and the United Kingdom.

      Internationally, the Company's infomercials are aired on one or more of three technologies by its licensed distributors: (i) satellite transmission direct to home with satellite reception dishes; (ii) cable operators who retransmit satellite broadcasts to cable-ready homes and (iii) terrestrial broadcast television.

       Domestically, the Company purchases most of its cable television time directly from cable networks and their respective media representatives. In addition to domestic air time purchased on cable networks, the Company also purchases broadcast television time from network affiliates and independent stations. Broadcast television time segments are purchased primarily in 30-minute spots. The Company believes that there is currently more than an adequate supply of broadcast television time available from these sources in the United States to satisfy the Company's needs. The Company is dependent on having access to media time to televise its infomercials on cable networks, satellite networks, network affiliates and local stations.

                           Sourcing and Manufacturing

      The Company will use sources in the United States and several countries in Europe and Asia to manufacture products sold through its infomercials if it deems it to be economically advantageous. In general, before the Company takes any sizable inventory position in a product, the Company test markets the product. The Company then purchases additional inventory for roll-out of the product.

                             In-Bound Telemarketing

      The Company strives to create a problem-free fulfillment process for its customers. This process consists of in-bound telemarketing, order fulfillment and customer service. The first step in this process is the order-taking function known as in-bound telemarketing. Customers may order products marketed through infomercials during or after the infomercial by calling a telephone number (toll-free in the United States), which is shown periodically on the television screen during the broadcast. Both domestically and, in most cases, internationally, the Company currently subcontracts its telemarketing function to one of various third parties that provide this service for a fee-based principally on the number of telephone calls answered. In all instances domestically, in-bound telemarketers electronically transmit orders to the Company's order fulfillment contractors where the product is packaged and shipped. In certain cases, at the time of purchase, the in-bound telemarketers


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 6 also promote, cross-sell and upsell complementary and/or additional products relating to the product for which the inquiry is received. Such sales efforts are orchestrated by the Company's marketing personnel who script the sales approaches of the telemarketing personnel.

      The majority of customer payments in the United States are made by credit cards over the telephone with the remainder paid by check.

                                Order Fulfillment

      The Company contracts with various fulfillment centers. Activities at these facilities include receiving merchandise from manufacturers, inspecting merchandise for damages or defects, storing and assembling product for later delivery, packaging and shipping of products and processing of customer returns. They primarily use bulk shippers to deliver products to customers in the United States. In certain instances, the manufacturer of the product ships orders directly to the customer. Each customer is charged a shopping handling fee, which varies among products.

                                Customer Service

      An important aspect of the Company's marketing strategy is to maintain and improve the quality of customer service and to respond to customer inquires, provide product information to customers and process product returns. Customer service is provided on a contract basis through third parties who operations are monitored by the Company. The Company generally offers an unconditional 30-day money back return policy to purchasers of any of its products. In addition, products are generally covered by warranties offered by the manufacturer for defective products. The terms of such warranties vary depending upon the product and the manufacturer. The Company believes that its return rates will be within the customary range for direct marketing businesses.

                            Non-Infomercial Marketing

      Based on the success of certain of its products in traditional retail markets and the evolution of its business, the Company believes that its transactional television programming is effective in building consumer awareness of its products, as well as positioning the Company to act as the media marketing partner for manufacturers of consumer products. The Company's attempting to capitalize on its ability to create product awareness and its ability to act as a media marketing partner to extend the sales life of its products by shifting products from traditional infomercial programming to non-infomercial marketing channels such as retail distribution, catalogs, direct mail, direct response print ads, television home shopping programs, credit card statement inserts and other channels resulting from the development of strategic partnerships. The Company believes that established manufacturers are increasingly regarding infomercials as a desirable vehicle to showcase their products to create and build brand awareness and generate follow-up product sales through traditional retail outlets.

      The Company intends to pursue expansion of its retail operations in order to capitalize on the consumer brand-awareness created by the Company's infomercials and reinforced by the "As Seen On TV" in-store signage. The Company believes that the product exposure created by the Company's transactional television programming enables the Company and its partners to utilize traditional retail distribution channels without incurring any of the additional advertisement costs that other consumer product companies may incur. In this manner, the Company believes that it will be able to market products to consumers who view its programming, but do not traditionally purchase products through direct response marketing.

                                Current Products

      The Company markets consumer products in a wide variety of categories, i.e.: health fitness, beauty, weight loss, business opportunities, household appliances, etc. The Company will be dependent, in significant part, upon its


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 7 ability to develop or obtain rights to new products to supplement and replace existing products as they mature through their product life cycles. The Company's expansion into international markets reduces somewhat its dependency on new shows by lengthening the potential duration of the life cycle of programs that will comprise the Company's infomercial library. Historically, the majority of the industry's products generate their most significant domestic revenues in the first 6 months following initial airing of the product's infomercial. Internationally, however, products typically generate revenues more evenly over a longer period.

      The Company currently has agreements for the sale of the following products:

      Pure Protein Bar. The Company has an International Marketing and Distribution Agreement with Worldwide Sports Nutrition, Inc. for the sale of the world's number one selling high protein, low carbohydrate, low fat Pure Protein Bar.

      BIOflex Therapeutic Magnet Product Line. The Company has an International Marketing and Distribution Agreement with BWL Distributors, Ltd. to market the Sobakawa BIOflex therapeutic magnet product line through direct response infomercials.

      Tel-Com Wireless Cable TV Corp. The Company has signed a Letter of Intent with Tel-Com Wireless Cable TV Corp. (NASDAQ: TCTV). The relationship between the two companies will focus on three elements. The first is a licensing agreement that will grant TCTV the rights to air Reliant's 'Smokin' Lifestyles' show on Ivana Trump's 5th Avenue Channel. Additionally, the two companies will form a strategic link between TCTV's 5thAvenueChannel.com website and Reliant's Cigarnow.com internet store-front, where CigarNow.com products will be offered for sale on 5thAvenueChannel.com and vice versa. Finally, Reliant and TCTV will embark on a joint venture for the launching of both 5th Avenue Channel and 5thAvenueChannel.com in Japan.

      The 5th Avenue Channel is the luxury lifestyles television channel hosted by Ivana Trump, who also serves as the 5th Avenue's Chairman of the Board. The Channel will air Bloomberg Television programming and other business programs in its "5th Avenue Financial" segments; fashion shows and interviews from Fashion TV; travel and other lifestyles programs; and shopping opportunities, including segments from the House of Ivana.

      The 5th Avenue Channel's Internet site - 5thAvenueChannel.com, features high-end products and services to be offered for sale on the Internet.

      Realm(R) Fragrances. The Company has an International Marketing and Distribution Agreement with Human Pheromone Sciences, Inc. for the sale of products containing patented, synthesized human pheromones. These products include a line of fragrances, talc, body lotions, after shaves, deodorants and candles. This Agreement is for the countries of Japan, Argentina, and Italy.

      Natural Hair. The Company has an International Marketing and Distribution Agreement with Daniel Rogers Laboratories, Inc. for the sale of a natural hair growth product.

      1-Shot Laundry Vitamins. The Company has an International Marketing and Distribution Agreement with Cactus Jack's Marketing Corp. for the sale of 1-Shot Laundry Vitamins. This product is in the form of a solid effervescent tablet, which can be used for multiple cleaning purposes when dissolved.

      Eternal Energy Products. The Company has an International Marketing and Distribution Agreement with Golden Pride, Inc., which manufactures a proprietary line of vitamin and energy supplement products. The Agreement provides for selling a starter kit of various products and inviting viewers to join "Tony Little's Eternal Energy" multi-level marketing program.

      Y2K Kit. The Company has an International Marketing and Distribution Agreement with Dynamic Solutions, dba Buzz Nofal, Inc., for the sale of


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 8 its Y2K kit. This product includes three hours of video designed to give the consumer information with respect to dealing with the problems expected to arise because of the Y2K related problems.

      Smart Shower. The Company has an exclusive agreement with Essential Ingredients, Inc. to market Smart Shower on the QVC Network. This product is a functionalized chelate/surfactant that dries on shower walls and doors to form an invisible barrier against water-spotting and soap build-up, while providing anti-fogging qualities for glass and mirrors.

      Youthology. The Company has an exclusive agreement with Youthology, LLC to market a precursor to HGH (human growth hormone). The products sold include a nutrient drink and facial night cream.

      Steam Iron. The Company has a talent agreement with Sandy Bradley to promote a light-weight steam iron for pressing clothes while they hang.

                              Government Regulation

      Various aspects of the Company's business are subject to regulation and ongoing review by a variety of federal, state, and local agencies, including the FTC, the United States Post Office, the CPSC, the FCC, FDA, various States' Attorneys General and other state and local consumer protection and health agencies. The statutes, rules and regulations applicable to the Company's operations, and to various products marketed by it, are numerous, complex and subject to change.

      The Company collects and remits sales tax in the states in which it has a physical presence. The Company is prepared to collect sales taxes for other states, if laws are passed requiring such collection. The Company does not believe that a change in the tax laws requiring the collecting of sales tax will have a material adverse effect on the Company's financial condition or results of operations.


(1) Competitive business conditions and the small business issuer's competitive position in the industry. Competition in the Electronic Retailing Industry is intense and may be expected to intensify. There are other, larger and well-established electronic retailers, with whom this development stage company must compete. The Company competes directly with several companies which generate sales from infomercials. The Company also competes with a large number of consumer product companies and retailers which have substantially greater financial, marketing and other resources than the Company, some of which have recently commenced, or indicated their intent to conduct, direct response marketing. The Company also competes with companies that make imitations of the Company's products at substantially lower prices. Products similar to the Company's products may be sold in department stores, pharmacies, general merchandise stores and through magazines, newspapers, direct mail advertising and catalogs.

(2) Properties and Employees. This Company's principal offices are located at 13535 Feather Sound Drive, Suite 220, Clearwater, Florida, 33762 Telephone:
(727) 299-0020 Facsimile: (727) 299-0101. The Company currently leases approximately four thousand (4000) square feet of office space pursuant to a year lease for its Clearwater, Florida, principal executive offices. The lease, which commenced in 1999, provides for annual rent payments of $81,000. The facility encompasses 25 separate offices and a board room. As of March 31, 1999, the Company had approximately 10 full-time employees and a substantial number of contract employees, i.e. producers, technical and artistic talent. None of the Company's employees are covered by collective bargaining agreements and management considers relations with its employees to be good.


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 9

--------------------------------------------------------------------------------
       Item 2. Management's Discussion and Analysis or Plan of Operation.
--------------------------------------------------------------------------------

 (a)  Plan of Operation.

       (1) Plan of Operation for the next twelve months.

            (i) Cash  Requirements  and of Need  for  additional  funds,  twelve months.

      The Issuer is a development stage Company and has only limited capital resources. It will be necessary for the Company to seek additional capital over time to pursue its business plan. Of the 878,200 shares issued most recently (please refer to Part II, Item 4), the Company received an aggregate of $663,225.00 from a total of nine highly sophisticated investors for the purpose of producing four infomercials. In consideration of this investment, the investors received an aggregate of 1,000,000 shares of restricted common stock of the Company. In addition, the investors will receive an aggregate of 5% of the gross revenues (as defined by agreement) from sales generated by the four infomercials produced until 120% of the investment has been returned to the investors. Thereafter, the percentage received by these investors will be reduced to an aggregate of .04%. These investors were also granted an option to provide funding on two additional infomercials for similar consideration. The Company has recently made an agreement with Oasis Entertainment's Fourth Movie Project, Inc. to provide funding in the amount of $250,000.00 for use in the production of three additional infomercials. Oasis is to receive 250,000 shares of common stock upon completion of the funding in April, plus a royalty of 2% of the adjusted gross revenues derived on all products designated in the agreement until Oasis has been paid $625,000.00, and thereafter 1% thereof in perpetuity. The company is expected to generate enough sales revenues to satisfy its cash requirements for the next twelve months, although there is no assurance that this can be achieved. The sum and substance of these arrangements is that the Company has the funding to pursue its business plan, for the next twelve months, but has paid a substantial premium to secure it.

      The fact remains that, in all likelihood, unless the Company is successful in generating continuing investor interest, and in securing additional investment, or possibly debt-financing arrangements, the business of the Company, however promising, cannot expand toward its full potential, and may not achieve the profitability expected. The Company's business plan is ambitious, and although its products and services enjoy a certain synergy with each other, the sheer number of projects, each with its own focus and potential market, will require that Company grow and expand its operations over time. Its failure to grow in a timely manner would be expected to leave incentive openings for other competitors to fill.

            (ii)  Summary of Product Research and Development.

      The Company's product development/marketing department is the most vital component of the Company. Kevin and Tim Harrington, along with Mel Arthur, actively participate on a daily basis in the ongoing effort to research and develop new products that may be suited for direct response television marketing and subsequent marketing through non-infomercial distribution channels. This group develops new product ideas from a variety of sources, including inventors, suppliers, trade shows, industry conferences, strategic alliances with manufacturing and consumer product companies and the Company's ongoing review of new developments within its targeted product categories. As a result of management's prominence in the infomercial and retail television industry, it also receives unsolicited new product proposals from independent third parties. During the evaluation phase of product development, the Company evaluates the suitability of the product for television demonstration and explanation as well as the anticipated perceived value of the product to consumers, determines whether an adequate and timely supply of the product can be obtained and analyzes whether the estimated profitability of the product satisfies the Company's criteria.


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 10

      The Company is devoting attention to the development and products specifically targeted at markets outside of North America. The Company will review its infomercial library on an ongoing basis to select those products which it believes will be successful in Europe and/or Asia and/or its other international markets. When a product which was initially sold domestically is selected for international distribution, the infomercial is dubbed and product literature is created in the appropriate foreign languages. In addition, a review of the product's and the infomercial's compliance with the local laws completed. The Company's licensed distributor then begins airing the infomercial internationally. The Company also airs shows and distributes products of other independent domestic infomercial companies.

      The Company obtains the rights to new products created by third parties through various licensing arrangements generally involving royalties related to sales of the product. The amount of the royalty is negotiated and generally depends upon the level of involvement of the third party in the development and marketing of the product. The Company generally pays the smallest royalty to a third party that only provides a product concept. A somewhat higher royalty to a third party that has fully developed and manufactured a product. The Company also obtains the rights to sell products which have already been developed, manufactured and marketed through infomercials produced by other companies. In such cases, the Company generally pays a higher royalty rate to the third party because of the relatively small amount of the Company's resources required to develop the product. The Company generally seeks exclusive worldwide rights to all products in all means of distribution. In some cases, the Company does not obtain all marketing and distribution rights, but seeks to receive a royalty on sales made by the licensor pursuant to the rights retained by the licensor.

            (iii) Expected purchase or sale of plant and significant  equipment.
                  None.

            (iv) Expected significant change in the number of employees. Not known.

 (b)  Discussion and Analysis of Financial Condition and Results of Operations.

      In 1998, the company closed the year with a loss, with minimal revenues, in pre-launch development mode, but these results are not deemed to reflect true business operations. In 1998, the company had significant expenses that resulted in a loss for the year. Management believes that revenues will continue to increase in 1999, but to achieve the continued growth of the Company's business, advertising, promotional and production expenses will remain significant. While the upside potential from successful infomercial marketing is tremendous, the risk of failure is always present. Some of the projects may fail, or all may fail. If some are successful, the success may offset the losses from others significantly or may not. Accordingly, there can be no assurance that substantial profitability will be achieved in the next twelve months.

      While this Company is presently able to manage its present phase of development, for a indefinite interim, it cannot regard its financial condition as stable. Unless events in the future are favorable, both in terms of profit from operations now being undertaken, and also favorable in attracting investor interest, even debt financing will not produce a stable financial condition for the Company.


--------------------------------------------------------------------------------
                        Item 3. Description of Property.
--------------------------------------------------------------------------------


      This Company's principal offices are located at 13535 Feather Sound Drive, Suite 220, Clearwater, Florida, 33762 Telephone: (727) 299-0020 Facsimile: (727) 299-0101. The Company currently leases approximately four thousand (4000) square feet of office space pursuant to a year lease for its Clearwater, Florida, principal executive offices. The lease, which commenced in 1999, provides for annual rent payments of $81,000. The facility encompasses 25 separate offices and a board room.


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 11

--------------------------------------------------------------------------------
     Item 4. Security Ownership of Certain Beneficial Owners and Management.
--------------------------------------------------------------------------------

 (a) Security Ownership of Certain Beneficial Owners. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information.

 (b) Security Ownership of Management. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent of some or any classes. Please refer to explanatory notes if any, for clarification or additional information. Table A following discloses the share ownership actually issued and outstanding.

      Table B following Table A and its notes, discloses the existence and the effect of certain management options, as if exercised, on the share ownership of management and affiliates. Please refer to Executive Compensation, Item 6 of this Part, for details as to entitlement, terms of exercise and prices for the Options disclosed.

                                     TABLE A
                                  COMMON STOCK
                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE

================================================================================
           Name and Address of Beneficial Owner             Actual
                                                           Ownership         %
--------------------------------------------------------------------------------
Kevin Harrington                Chairman and CEO           1,456,100       34.25
80 Gulf Blvd
Belleair Beach FL 33786
--------------------------------------------------------------------------------
Tim Harrington                  President and COO            300,000        7.06
531 Rafael Blvd NE
St. Petersburg FL 33704
--------------------------------------------------------------------------------
Mel Arthur,                     Executive Vice President       5,000        0.12
12001 9th St N #2509
St. Petersburg FL 33716
--------------------------------------------------------------------------------
Karl Rodriguez                  Secretary                      1,000        0.02
3400 Ave of the Arts C421
Costa Mesa CA 92626
================================================================================
All Officers and Directors as a Group                      1,762,100       41.44
================================================================================
================================================================================
Total Shares Issued and Outstanding                        4,251,770      100.00
================================================================================


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 12

      Table B following, and its notes, discloses the existence and the effect of certain management options, as if exercised, on the share ownership of management and affiliates. Please refer to Executive Compensation, Item 6 of this Part, Table C, for details as to entitlement, terms of exercise and prices for the Options disclosed. The following Table B discloses the effect of share ownership if all options and rights disclosed in Table C were exercised.


                                     TABLE B
                  EFFECT OF OPTION EXERCISE ON SHARE OWNERSHIP

================================================================================
                          Shares                          TOTAL IF
                          Actual                           OPTIONS
Option Owner              and as        %      OPTIONS    EXERCISED       %
                        Attributed
--------------------------------------------------------------------------------
Kevin Harrington         1,456,100    34.25   3,720,000    5,176,100    44.96
--------------------------------------------------------------------------------
Tim Harrington             300,000     7.06   2,480,000    2,780,000    24.15
--------------------------------------------------------------------------------
Mel Arthur                   5,000     0.12   1,060,000    1,065,000     9.25
================================================================================
Total Shares/Options     4,251,770   100.00   7,260,000   11,511,770   100.00
Outstanding
================================================================================

 (c) Changes in Control/Reverse Acquisition. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Issuer. A "reverse acquisition" is the acquisition of a private company by a public company, by which the private company's shareholders acquired control of the public company. This Issuer is presently committed to the development of its infomercial business. While this Issuer is continuously interested in opportunities for direct acquisition of products, projects, assets and possible businesses, which may have some synergy with its core business, this Issuer may not be used as a vehicle for a reverse acquisition.


--------------------------------------------------------------------------------
      Item 5. Directors, Executive Officers, Promoters and Control Persons.
--------------------------------------------------------------------------------

      The following persons are the Directors of Registrant, having taken office from the inception of the issuer, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has called for May 3, 1999.

      Kevin Harrington. 42, prior to his current tenure as Chairman and CEO of Reliant Interactive Media, Kevin Harrington helped pioneer the growth and acceptance of televised direct-response marketing, or what our culture more commonly calls "infomercials." In fact, Harrington produced his first infomercial in 1985, and then founded Quantum International, one of the most successful companies in direct response history. Limited to a three-person staff (which included his brother, Tim), Harrington turned a $25,000 investment into sales of more $140 million in the company's first two years of operation. While at the helm of Quantum, Harrington launched a string of highly-profitable shows featuring such universally popular products as The Great Wok of China, Wolfman Jack's Solid Gold Rock 'n Roll Hits (the first ever music infomercial), The JetStream Oven, The Daily Mixer, Ginsu/The Blade Knives, Kevin Trudeau's Mega Memory and The Flying Lure (the industry's first fishing lure show). In 1989, Harrington started the expansion of direct-response television into more than 30 foreign markets. In 1991, Quantum was sold to industry giant National Media. As a result of this transaction, Harrington ascended to the presidency of National,


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 13
where he presided over the launch of another string of a blockbuster shows, including Bruce Jenner's Stair Climber, Bruce Jenner's Super Step, Bruce Jenner's Powerwalk, Blue Coral's Autofom and Regal Royal Diamond Cookware. In July, 1994, Harrington left National Media to form joint venture company with The Home Shopping Network. Called HSN Direct International, the aim of the venture was to develop an infomercial company that could take products that had performed successfully on HSN and roll them out into traditional infomercial formats for broadcast around the world. The high-profile domestic and foreign successes of HSN Direct include shows such as Tony Little's Ab Isolator; Sweet Simplicity, a hair removal product; and Kathy Smith's AirTech Glider. HSN Direct also forged a number of ground-breaking alliance with international marketers in countries throughout Europe, Latin America, Asia and the Middle East. Eventually, the company saw its shows broadcast in some 70 countries around the world. In August of 1998, Harrington was appointed Chairman and CEO of Reliant Interactive Media Corp., a joint-venture public company (OTC BB: RIMC).

      Tim Harrington. 33, prior to his current tenure as President and COO of Reliant Interactive Media, Tim Harrington worked in close concert with his brother pioneering the growth of the infomercial industry into an accepted means of driving both direct and retail sales. Through his primary focus on the details of legal, contractual and production matters. He continued in that role as the executive vice-president of National Media, also picking up executive responsibility for the firm's marketing and sales departments. As the co-founder and executive vice-president of HSN Direct International, Tim exercised executive control and leadership over product development and marketing groups that generated approximately $30 million in annual sales. HSN Direct's solid production values and media-buying savvy are directly attributed to his leadership of those two key areas. In his current role as president of Reliant, Tim is more involved than ever in over-seeing the infomercial production and product development activities for the Company.

      Mel Arthur. 56, prior to his current tenure as Executive Vice President and Director of Reliant Interactive Media, Mr. Arthur was the "Top Producing show host," producing approximately a billion dollars in revenues while on the air during his eight-year career with Home Shopping Network, and was acknowledged in the industry as one of the most versatile hosts on the air. His expertise ranges from computers, fine jewelry, oriental rugs, exercise equipment, home electronics, vitamins, health and fitness to collectibles and more. Mr. Arthur achieved record sales, including almost 3 million dollars sold in computers, in less than 30 minutes. He has appeared with some of the top celebrities on television and in sports, such as Vanna White, Barbara Mandrel, Ed McMahon, Mickey Mantle, Ted Williams, Willie Mays, and Jim Brown, just to name a few. His business experience is highlighted by a six-year career as a sportscaster and color announcer for the USFL, NASL, the Jacksonville University Basketball Team, and he was the force behind the first half hour magazine shows emanating from PGA Tour Headquarters and The Tournament Player's Championship. Mel was voted Jacksonville's Most Popular radio personality. Mr. Arthur was President of his own insurance agency for three years; was a leader in the telecommunications industry for eight years between 1972 and 1980 as a pioneer in the telephone interconnect industry; and between 1970 and 1972 he was one of the top sales producers for Honeywell's EDP division, marketing large scale, multimillion-dollar mainframe computers. From 1962 through 1970, Mel starred all over the United States, Canada, Europe and the Caribbean as a stand-up comedian, as well as writing for other stand-up comedians such as Jackie Mason and Gabe Kaplan.

      Karl E. Rodriguez, 52, the Company's Secretary, received his Juris Doctor degree in 1972 from Louisiana State University Law School. He has practiced business and corporate law since 1972, emphasizing securities and entertainment matters, and has been self-employed in that capacity for the past five years. He has served as a director of Oasis Entertainment's Fourth Movie Project, Inc., since April 1998. During his law practice he has also been involved in a variety of dynamic business experiences. From 1975 to 1982, he was active in real estate development in the Baton Rouge, Louisiana area. From 1980 until 1985, he specialized in the sale of businesses and franchises as the owner and operator


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 14 of VR Business Brokers. In 1986, he became the Project Manager for Bluffs Limited Partnership, where he structured the development of an Arnold Palmer Design Golf Course and in 1992, Mr. Rodriguez was the Managing Director for MedAmerica, LLC., medicine clinics for children. From 1993 through 1998, he was the Director, Corporate Secretary and General Counsel for Telco Communications, Inc., which is a long distance reseller company. From 1992 until 1996, he was the President of Healthcare Financial and Management Services, Inc., providing billing services to three Louisiana hospitals.


--------------------------------------------------------------------------------
                         Item 6. Executive Compensation.
--------------------------------------------------------------------------------

      The Company has entered into Employment Agreements with Kevin Harrington and Tim Harrington for 5 years and with Mel Arthur for 3 years. (See Exhibit 6.1 "Employment Agreements"). The Company's Officers and Directors serve with the following elements of compensation at this time: Kevin Harrington and Tim Harrington are scheduled to receive $10,000.00 and $8,000.00, respectively, as a base, with overrides of 9/10 of 1% for Kevin Harrington and 6/10 of 1% for Tim Harrington of "ADJUSTED GROSS REVENUES" as hereinafter defined. Mel Arthur receives $3500 per month as an advance against his scheduled compensation of 1/2 of 1% of "ADJUSTED GROSS REVENUES", with a maximum of $10,000.00 per month. "GROSS" and "ADJUSTED GROSS REVENUES" are defined as follows: "GROSS REVENUES" shall mean all income of Employer from all sources exclusive of sales taxes, use taxes, value added taxes, and any other taxes imposed upon sales of products. "ADJUSTED GROSS REVENUES" shall mean Employer's Gross Revenues from sales of the Products, less all of the following:

      (i) refunds, credits or other allowances on account of return or rejection of goods or otherwise granted in the ordinary course of business, as actually incurred and as reserved for ("Returns");

      (ii) uncollectible accounts due to credit card charge backs, bad checks or other reasons of uncollectibility, as actually incurred and as reserved for ("Uncollectibles"); and

      (iii) sales made at or below Reliant's cost of goods for purposes of liquidation or closeout ("Liquidation Sales").

      The Harringtons have deferred and are deferring a substantial portion of their accrued compensation pending increased corporate liquidity and profitability. The Company pays 100% of a medial insurance plan for the three officers above mentioned, and life insurance for Kevin Harrington. Karl Rodriguez, serves without compensation from the Issuer. Please see EXHIBIT 2.3 for MAJORITY SHAREHOLDER authorization for certain options or rights, which was authorized by shareholders and effectuated by the Board of Directors to augment the compensation of Management.


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 15

                                     TABLE C
                                     OPTIONS

      The Company has provided certain additional bonuses, incentives and benefits for Kevin Harrington, Tim Harrington and Mel Arthur, all pursuant to ss.4(2) of the 1933 Securities Act, as follows:

=============================================================================================================================
     Additional Bonuses,
     Incentives/Benefits              Kevin Harrington                Tim Harrington                    Mel Arthur
-----------------------------------------------------------------------------------------------------------------------------
Compensatory Stock               6 months: 60,000               6 months: 40,000                6 months: 5,000
Option Plan (See                              shares @ $2.50                  shares @ $2.50                 shares @ $2.50
Exhibit 6.2):
-----------------------------------------------------------------------------------------------------------------------------
                                12 months: 60,000              12 months: 40,000               12 months: 5,000
                                              shares @ $4.00                  shares @ $4.00                 shares @ $4.00
-----------------------------------------------------------------------------------------------------------------------------
                                18 months: 60,000              18 months: 40,000               18 months: 5,000
                                              shares @ $6.00                  shares @ $6.00                 shares @ $6.00
-----------------------------------------------------------------------------------------------------------------------------
                                24 months: 60,000              24 months: 40,000               24 months: 5,000
                                              shares @ $7.50                  shares @ $7.50                 shares @ $7.50
-----------------------------------------------------------------------------------------------------------------------------
Revenue                         For each $10,000,000           For each $10,000,000            For each $10,000,000
Performance Stock               in gross revenues,             in gross revenues,              in gross revenues,
Bonus                           issuance of 100,000            issuance of 100,000             issuance of 100,000
                                shares up to a total of        shares up to a total of         shares up to a total of
                                3,000,000 shares (no           2,000,000 shares (no            1,000,000 shares (no
                                more than 1/6 of total         more than 1/6 of total          more than 1/6 of total
                                to vest in any 6 month         to vest in any 6 month          to vest in any 6
                                period)                        period)                         month period)
-----------------------------------------------------------------------------------------------------------------------------
Stock Trading                   Purchase 144,000               Purchase 100,000                Purchase 12,500
Performance Stock               shares if trading at           shares if trading at            shares if trading at
Options @ $7.50 per             $15; 144,000 shares if         $15; 100,000 shares if          $15; 12,500 shares if
share                           trading at $20;                trading at $20;                 trading at $20; 15,000
                                192,000 shares if              120,000 shares if               shares if trading at
                                trading at $25.                trading at $25.                 $25.
-----------------------------------------------------------------------------------------------------------------------------
Life, Health &
Disability Insurance                     Yes                            Yes                             Yes
-----------------------------------------------------------------------------------------------------------------------------
Automobile                           $1,000/month                    $750/month                      $500/month
=============================================================================================================================


--------------------------------------------------------------------------------
            Item (a). Certain Relationships and Related Transactions.
--------------------------------------------------------------------------------

A.  The  Following   Relationships   are  deemed  material   relationships   and
transactions  between  the  Company,  and  its  Officers,   Directors,   and  5%
Controlling persons: None other than as disclosed.

      Kevin and Tim Harrington are brothers and officers and directors of the Company. Both of them are the owners of business interests acquired by this Company; namely, Kevin Harrington Enterprises (Kevin Harrington), and Cigar Television Network (Tim Harrington). Karl Rodriguez serves as an secretary and general counsel of Oasis Fourth Movie Project, Inc., engaged in business with


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 16 the Company, in the film and video tape production industry. The Ownership and Management of Oasis is otherwise unrelated to the ownership and management of this Issuer.

B. The following information discloses that the Company, and its Officers, Directors, and 5% Controlling persons, interests may have interests which, from time to time, may be inconsistent in some respects with the interests of the Issuer. The nature of these conflicts of interest may vary. There may be circumstances in which they may take advantage of an opportunity that might be suitable for the Company. Although there can be no assurance that a conflict of interest will not arise or that resolutions of any such conflicts will be made in a manner most favorable to the Company and its shareholders, the officers and directors have a fiduciary responsibility to the Company and its shareholders and, therefore, must adhere to a standard of good faith and integrity in their dealings with and for the Company and its shareholders. Certain specific conflicts of interest may include the following:

      1. Conflicts Arising From Related Party Transactions. From time to time, transactions may be proposed between the Company and related persons or entities. It is expected that any such transactions will be consummated on terms and conditions no less favorable to the Company than could be obtained in arm's-length negotiations with unaffiliated third parties. The Company's shareholders may not be notified prior to any related party transaction, but any significant related party transactions are expected to be disclosed in the Company's annual report. There can be no assurance, in such a circumstance, that some consideration, benefit or value would not be lost to or relinquished by the Company and accrue to such related persons. The Company expects, however, that following any business combination involving the Company, present management will be replaced with candidates of the acquired company, and that, thereafter, any transactions with presently related persons may be deemed arm's-length transactions.

      2. Lack of Separate Representation. Related persons and the Company have not been represented by separate counsel and it is not expected that they will be represented by separate counsel prior to the consummation of any proposed business combination. The officers and directors are accountable to the Company and its shareholders as fiduciaries and, therefore, must adhere to a standard of good faith and integrity in their dealings with and for the Company. The area of fiduciary responsibility is a rapidly developing area of law, and persons who have questions concerning the duties of the officers and directors should consult with their legal counsel.


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 17

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------
                                     Item 1.
           Market Price of and Dividends on Registrant's Common Equity
             and Shareholder Matters Equity and Shareholder Matters.
--------------------------------------------------------------------------------

 (a) Market Information. The Common Stock of this Issuer is quoted Over the Counter on the Bulletin Board ("OTCBB"). There was no substantial market activity before December 1998. Based upon standard reporting sources, the following information is provided:

================================================================================
PERIOD      high bid   low bid     period     high bid   low bid
--------------------------------------------------------------------------------
1st 1998      0.44      0.22      3rd 1998      1.75      0.63
--------------------------------------------------------------------------------
2nd 1998      0.56      0.19      4th 1998      1.68      0.60
--------------------------------------------------------------------------------
1st 1999      1.69      0.72      2nd 1999
--------------------------------------------------------------------------------

================================================================================

      The foregoing price information is based upon inter-dealer prices without retail mark-up, markdown or commissions and may not reflect actual transactions.


 (b)  Holders. 128


 (c) Dividends. No dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

--------------------------------------------------------------------------------
                           Item 2. Legal Proceedings.
--------------------------------------------------------------------------------

      There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Issuer.


--------------------------------------------------------------------------------
             Item 3. Changes in and Disagreements with Accountants.
--------------------------------------------------------------------------------

      There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Issuer.


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 18

--------------------------------------------------------------------------------
                Item 4. Recent Sales of Unregistered Securities.
--------------------------------------------------------------------------------

      The following disclosure is provided of sales and placements of unregistered securities, for the past three years, from July 1, 1996 through June 30, 1999. There having been two historical reverse splits, all numbers represent the after and current condition and coordinate with the issuer's financial statements.

      During 1998, the Issuer acquired Reliant Corporation (a.k.a. Kevin Harrington Enterprises) and Cigar Television Network for the issuance of a total of 570,400 shares of common stock. Kevin and Tim Harrington are brothers and are officers and directors of this Issuer. Both of them are the owners of business interests acquired by this Company; namely, Kevin Harrington Enterprises (Kevin Harrington), and Cigar Television Network (Tim Harrington). These shares were issued pursuant to ss.4(2) of the Securities Act of 1933.

      During 1998, the issuer placed a total of 329,770 shares of common stock to sophisticated investors with pre-existing relationships, for cash totaling $513,400. These shares were issued pursuant to Regulation D, Rule 504, promulgated by the Commission pursuant to ss.3(b) of the Securities Act of 1933.

      Also during 1998, the issuer issued 103,800 to management for services to the issuer, valued at $129,750. These shares were issued pursuant to ss.4(2) of the Securities Act of 1933.

      Also during the spring of 1999, the Issuer privately placed and additional 278,200 shares, for cash totalling $363,255, again to sophisticated investors with pre-existing relationships.

      On or about April 1, 1999, and before the effective changes to Rule 504, three highly sophisticated investors purchase 600,000 additional shares of common stock, for cash totalling $300,000


--------------------------------------------------------------------------------
               Item 5. Indemnification of Officers and Directors.
--------------------------------------------------------------------------------

      The following indemnification provision is contained in the Employment Agreements (See Exhibit 6.1) of Kevin Harrington, Tim Harrington and Mel Arthur:

      "Indemnification. Employer shall indemnify Employee and hold Employee harmless from liability for acts or decisions made by Employee while performing services for Employer to the greatest extent permitted by applicable law. Employer shall use its best efforts to obtain coverage for Employee under any insurance policy now in force or hereafter obtained during the term of this Agreement insuring officers and directors of Employer against such liability."

      Karl Rodriguez has no Employment Agreement and no indemnification from the Company.


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 19

--------------------------------------------------------------------------------
                                    PART F/S
--------------------------------------------------------------------------------
Financial Statements
--------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS                        PAGE
--------------------------------------------------------------------------------
  F-1  AUDITED FINANCIAL STATEMENTS: Years Ended December 31, 1998, 1997   F-1
--------------------------------------------------------------------------------
  F-2  UN-AUDITED FINANCIAL STATEMENTS: Quarter ended March 31, 1999       F-14
================================================================================


            Form 10-SB June 30, 1999 Reliant Interactive Media Corp.
                   Exhibit Index on Page 45 Sequential Page 20

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

                                    CONTENTS

Independent Auditors' Report.................................................F-3

Consolidated Balance Sheet..........................................F-4 thru F-5

Consolidated Statements of Operations........................................F-6

Consolidated Statements of Stockholders' Equity..............................F-7

Consolidated Statements of Cash Flows........................................F-8

Notes to the Consolidated Financial Statements...............................F-9

                          INDEPENDENT AUDITORS'S REPORT

Board of Directors
Reliant Interactive Media Corporation
And Subsidiaries
(Formerly Reliant Corporation)
(A Development State Company)
Clearwater, Florida

We have audited the accompanying consolidated balance sheet of Reliant Interactive Media Corporation and Subsidiaries (formerly Reliant Corporation) (a development stage company) at December 31, 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidate financial position of Reliant Interactive Media Corporation and Subsidiaries (formerly Reliant Corporation) (a development stage company) as of December 31, 1998 and the consolidated results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no significant operating results to date, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

/s/
Jones, Jensen & Company
Salt Lake City, Utah
April 13, 1999

                     RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                         (A Development Stage Company)
                          Consolidated Balance Sheets


                                     ASSETS
                                     ------

                                                      December 31,
                                                           1998
                                                        ---------


CURRENT ASSETS

   Cash                                                 $ 122,257
   Inventory (Note 1)                                      27,342
                                                        ---------

     Total Current Assets                                 149,599
                                                        ---------

PROPERTY AND EQUIPMENT (Note 1)

   Machinery and equipment                                 25,925
   Office furniture and equipment                          45,292
                                                        ---------

     Total Property and Equipment                          71,217

     Less Accumulated depreciation                        (10,258)
                                                        ---------

     Net Property and Equipment                            60,959
                                                        ---------

OTHER ASSETS

   Deposits                                                12,773
   Prepaid advertising (Note 1)                            85,302
   Patent and trademark costs (Note 1)                     26,668
                                                        ---------

     Total Other Assets                                   124,743
                                                        ---------

     TOTAL ASSETS                                       $ 335,301
                                                        =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                           Consolidated Balance Sheets


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                                December 31,
                                                                    1998
                                                                -----------
CURRENT LIABILITIES
   Accounts payable                                             $    73,192
   Accrued expenses                                                   5,418
   Notes payable - current portion (Note 7)                          40,000
                                                                -----------

     Total Current Liabilities                                      118,610
                                                                -----------

LONG-TERM DEBT

   Notes payable - shareholders (Note 6)                             87,500
                                                                -----------

     Total Long-Term Debt                                            87,500
                                                                -----------

     TOTAL LIABILITIES                                              206,110
                                                                -----------

COMMITMENTS AND CONTINGENCIES (Note 3)

STOCKHOLDERS' EQUITY (DEFICIT)

   Common stock: 50,000,000 shares authorized of $0.001
    par value, 18,218,850 and 16,867,850 shares issued
    and outstanding, respectively                                    16,868
   Additional paid-in capital                                     1,346,491
   Deficit accumulated during the development stage              (1,234,168)
                                                                -----------

     Total Stockholders' Equity (Deficit)                           129,191
                                                                -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
      (DEFICIT)                                                 $   335,301
                                                                ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                      Consolidated Statements of Operations

                                                                               From
                                                                           Inception on
                                            For the Years Ended              June 15,
                                                December 31,               1995 Through
                                       ------------------------------      December 31,
                                           1998              1997              1998
                                       ------------      ------------      ------------
SALES                                  $    120,234      $       --        $    120,234

COST OF GOODS SOLD                           68,654              --              66,654
                                       ------------      ------------      ------------

GROSS MARGIN                                 53,580              --              53,580
                                       ------------      ------------      ------------

OPERATING EXPENSES

   Depreciation                               6,629             3,629            10,258
   General and administrative               792,533            28,114           854,976
   Research and development                  41,449              --              41,449
   Marketing                                339,877            25,147           365,024
   Rent                                      48,226             8,036            56,262
                                       ------------      ------------      ------------

     Total Operating Expenses             1,228,714            64,926         1,327,969
                                       ------------      ------------      ------------

OPERATING LOSS                           (1,178,134)          (64,926)       (1,274,389)
                                       ------------      ------------      ------------

OTHER INCOME (EXPENSES)

   Interest expense                          (9,033)             --              (9,033)
   Interest income                              296              --                 296
   Other income                              48,958              --              48,958
                                       ------------      ------------      ------------

     Total Other Income (Expenses)           40,221              --              40,221
                                       ------------      ------------      ------------

LOSS BEFORE INCOME TAXES                 (1,134,913)          (64,926)       (1,234,168)

INCOME TAXES                                   --                --                --
                                       ------------      ------------      ------------

NET LOSS                               $ (1,134,913)     $    (64,926)     $ (1,234,168)
                                       ============      ============      ============

BASIC LOSS PER SHARE                   $      (0.08)     $      (0.01)
                                       ============      ============

WEIGHTED AVERAGE NUMBER
 OF SHARES                               13,367,052        11,848,000
                                       ============      ============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                 Consolidated Statements of Stockholders' Equity


                                                                                           Deficit
                                                                                         Accumulated
                                                Common Stock             Additional       During the
                                        ---------------------------       Paid-in        Development
                                           Shares          Amount         Capital           Stage
                                        -----------     -----------     -----------      -----------
Balance, June 15, 1995                         --       $      --       $      --        $      --

Shares issued to the founders at
 inception at $0.00025 per share         11,848,000          11,848          (9,848)            --

Net loss from inception on June 15,
 1995 through December 31, 1995                --              --              --             (2,000)
                                        -----------     -----------     -----------      -----------

Balance, December 31, 1995               11,848,000          11,848          (9,848)          (2,000)

Capital contributions, 1996                    --              --            34,401             --

Net loss for the year ended
 December 31, 1996                             --              --              --            (32,329)
                                        -----------     -----------     -----------      -----------

Balance, December 31, 1996               11,848,000          11,848          24,553          (34,329)

Capital contributions, 1997                    --              --           343,688             --

Net loss for the year ended
 December 31, 1997                             --              --              --            (64,926)
                                        -----------     -----------     -----------      -----------

Balance, December 31, 1997               11,848,000          11,848         368,241          (99,255)

Capital contributions, 1998                    --              --           340,020             --

Common stock issued to acquire
 Reliant Corporation and Cigar
 Television Network, Inc.                 2,852,000           2,852          (2,852)            --

Common stock issued for cash at an
 average price of $0.31 per share         1,648,850           1,649         511,851             --

Common stock issued for services
 valued at $0.25 per share                  519,000             519         129,231             --

Net loss for the year ended
 December 31, 1998                             --              --              --         (1,134,913)
                                        -----------     -----------     -----------      -----------

Balance, December 31, 1998               16,867,850     $    16,868     $ 1,346,491      $(1,234,168)
                                        -----------     -----------     -----------      -----------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                      Consolidated Statements of Cash Flows

                                                                                          From
                                                                                      Inception on
                                                          For the year ended             June 15,
                                                              December 31,            1995 Through
                                                     ----------------------------       December 31,
                                                        1998              1997             1998
                                                     -----------      -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                          $(1,134,913)     $   (64,926)     $(1,234,168)
   Adjustments to reconcile net loss to net
    cash used in operating activities:
     Depreciation                                          6,629            3,629           10,258
     Common stock issued for services                    129,750             --            129,750
   Changes in assets and liabilities:
     Due from stockholder                                  4,000           (4,000)            --
     Inventory                                           (27,342)            --            (27,342)
     Deposits                                             19,727          (32,500)         (12,773)
     Prepaids expenses                                   (73,970)         (11,332)       (85,302)\
     Accounts payable                                     73,159              (74)          73,192
     Accrued expenses                                      5,318             --              5,418
                                                     -----------      -----------      -----------

       Net Cash Used in Operating Activities            (997,642)        (109,203)      (1,140,967)
                                                     -----------      -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES

   Acquisition of property and equipment                 (51,343)         (19,674)         (71,217)
   Patent and trademark costs                            (19,783)          (6,885)         (26,668)
                                                     -----------      -----------      -----------

       Net Cash Used in Investing Activities             (71,126)         (28,759)         (97,885)
                                                     -----------      -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from notes payable                           127,500             --            127,500
   Proceeds from issuance of common stock                513,500             --            515,500
   Proceeds from additional capital contribution         340,020          343,688          718,109
                                                     -----------      -----------      -----------

       Net Cash Provided by Financing Activities         981,020          343,688        1,361,109
                                                     -----------      -----------      -----------

NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                        (87,748)         207,726          122,257

CASH AND CASH EQUIVALENTS, BEGINNING
 OF PERIOD                                               210,005            2,279             --
                                                     -----------      -----------      -----------

CASH AND CASH EQUIVALENTS, END
 OF PERIOD                                           $   122,257      $   210,005      $   122,257
                                                     ===========      ===========      ===========

Cash Payments For:

   Income taxes                                      $      --        $      --        $      --
   Interest                                          $     3,615      $      --        $     3,615


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997


     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              Organization
              ------------

              Reliant Interactive Media Corporation (formerly Reliant Corporation) (the Company) was organized under the laws of the State of Utah on July 30, 1984. The Company subsequently ceased its original business activity in 1993 and was not engaged in any business activity but was seeking potential investments or business acquisitions and consequently was considered a development stage company as defined in SFAS No. 7. The Company changed its name from Reliant Corporation to Reliant Interactive Media Corporation (Reliant) in August 7, 1998.

              Kevin Harrington Enterprises, Inc. (KHE) was organized under the laws of the State of Florida on June 15, 1995. The Company is currently developing a dual flame lighter/cutter cigar product.

              Cigar Television Network, Inc. (Cigar TV) was organized under the laws of the State of Florida on April 1, 1998. The Company was formed to create a cigar related television show that will air monthly on a national television network as well as being on the Internet. Cigar TV in conjunction with major magazines will operate its TV show in conjunction with an Internet site currently under development called Cigamow.com.

              On July 21, 1998, the Company completed an agreement and plan of reorganization whereby Reliant issued 11,848,000 shares of its common stock in exchange for all of the outstanding common stock of KHE and Cigar TV. Immediately prior to the agreement and plan of reorganization, the Company had 2,852,000 shares of common stock issued and outstanding. The reorganization was accounted for as a recapitalization of Reliant because the shareholders of KHE and Cigar TV controlled the Company immediately after the acquisition. Therefore, KHE and Cigar TV are treated as the acquiring entities. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of Reliant. Reliant is the acquiring entity for legal purposes and KHE is the surviving entity for accounting purposes. Also on July 21, 1998, the shareholders of the Company authorized a reverse stock split of 1-for-5 prior to the agreement and plan of reorganization. All references to shares of common stock have been retroactively restated.

              Basic Loss Per Share
              --------------------

              The computation of basic loss per share is based on the weighted average number of shares outstanding during the period presented.

              Accounting Method
              -----------------

              The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997


     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              Cash and Cash Equivalents
              -------------------------

              For purposes of financial statement presentation, the Company considers all highly liquid investments with a maturity of three months or less, from the date of purchase, to be cash equivalents.

              Inventory
              ---------

              Inventory is stated at the lower of cost determined by the first-in, first-out method or market.

              Property and Equipment
              ----------------------

              Property and equipment are stated at cost less accumulated depreciation. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives as follows:

                      Office furniture and equipment             5 to 7 years
                      Machinery and equipment                    5 to 7 years

              Depreciation expense for the year ended December 31, 1998 was $ 6,629.

              Patent and Trademark Costs
              --------------------------

              These costs will be  amortized  on the  straight-line  method over
              their  remaining   lives   beginning  with  the   commencement  of
              operations in 1999.

              Prepaid Advertising
              -------------------

              Prepaid advertising consisted of the following at December 31, 1998:


                    Production costs of informercials       $          44,523
                    Production costs of tv show                        52,430
                                                            -----------------

                    Subtotal                                           96,953
                    Less:  accumulated amortization                   (11,651)
                                                            -----------------

                    Net prepaid advertising                 $          85,302
                                                            =================

              These advertising costs are amortized over the useful life of the Informercials and tv show which is estimated at 18 months. These production costs will begin amortizing when they begin broadcasting which was August 1998 for the tv show and March 1999 for the informercials. Advertising expenses for the year ended December 31, 1998 was $11,651.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997


     NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              Credit Risks
              ------------

              The Company maintains its cash accounts primarily in one bank in Florida. The Federal Deposit Insurance Corporation insures accounts to $100,000. The Company's accounts occasionally exceed the insured amount.

              Estimates
              ---------

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              Principles of Consolidation
              ---------------------------

              The consolidated financial statements include the accounts of Reliant Interactive Media Corporation (Reliant), Kevin Harrington Enterprises, Inc. (KHE) (a wholly-owned subsidiary) and Cigar Television Network, Inc. (Cigar TV) (a wholly-owned subsidiary). All significant intercompany accounts and transactions have been eliminated in the consolidation.

              Income Taxes
              ------------

              No provision for federal income taxes has been made at March 31, 1999 due to accumulated operating losses. The Company has accumulated approximately $129,750 of net operating losses as of December 31, 1998 which may be used to reduce taxable income and income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operation loss carryforwards. The carryforwards expire in 2013.

     NOTE 2 - GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the relation of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a limited offering of its common stock. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997


     NOTE 3 - COMMITMENTS AND CONTINGENCIES

              In May 1998, the Company entered into a one year lease agreement for office space located in Florida. The lease obligation is currently $5,157 per month and expires on May 31, 1999.

     NOTE 4 - RELATED PARTY TRANSACTIONS

              Related party transactions charged to operations for the year ended December 31, 1998 were as follows:

                   Interest expense to stockholder                    $  1,918
                   Advertising and promotional services provided
                   by a stockholders' related company                 $ 36,813

     NOTE 5 - COMMON STOCK TRANSACTIONS

              During 1998, the Company sold 1,648,850 shares of its common stock for $513,500, or an average price of $0.31 per share. The Company also issued 519,000 shares of its common stock for services rendered, valued at $129,750 or $0.25 per share.

     NOTE 6 - NOTES PAYABLE - SHAREHOLDERS

              Notes payable - shareholders consisted of the following:

                                                                    December 31,
                                                                        1998
                                                                     ---------

              Note  payable  to  a  shareholder,
              unsecured,   interest   at   8.0%,
              interest  payments  due  quarterly
              beginning    March    31,    1999,
              principal balance due December 31,
              2000.                                                  $  37,500

              Note  payable  to  a  shareholder,
              unsecured,   interest   at   8.0%,
              interest  payments  due  quarterly
              beginning    March    31,    1999,
              principal balance due December 31,
              2000.                                                     50,000
                                                                     ---------

                  Total notes payable - shareholders                    87,500

                  Less: current portion                                   --
                                                                     ---------

                  Long-term notes payable-shareholders               $  87,500
                                                                     =========

                      RELIANT INTERACTIVE MEDIA CORPORATION
                                AND SUBSIDIARIES
                         (Formerly Reliant Corporation)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                           December 31, 1998 and 1997


     NOTE 6 - NOTES PAYABLE - SHAREHOLDERS (Continued)

              Maturities of notes payable - shareholders are as follows:

                       Year Ending
                          December 31,

                           1999                                      $    --
                           2000                                         87,500
                           2001                                           --
                           2002                                           --
                           2003                                           --
                           2004 and thereafter                            --
                                                                     ---------

                           Total                                     $  87,500
                                                                     =========

     NOTE 7 - NOTES PAYABLE

              Notes payable consisted of the following:

                                                                    December 31,
                                                                        1998
                                                                     ---------


              Note  payable  to  Nations   Bank,
              secured  by  stock,   interest  at
              8.0%,    interest   payments   due
              monthly,  principal balance due on
              demand.                                                $  40,000
                                                                     ---------

                   Total notes payable                                  40,000

                   Less: current portion                              (40,000)
                                                                     ---------

                   Long-term notes payable                           $    --
                                                                     =========

              Maturities of notes payable are as follows:

                       Year Ending
                          December 31,

                           1999                                      $  40,000
                           2000                                           --
                           2001                                           --
                           2002                                           --
                           2003                                           --
                           2004 and thereafter                            --
                                                                     ---------

                           Total                                     $  40,000
                                                                     =========

                      RELIANT INTERACTIVE MEDIA CORPORATION

                         UNAUDITED FINANCIAL STATEMENTS

                              for the period ending

                                 March 31, 1999

                      RELIANT INTERACTIVE MEDIA CORPORATION

                          INDEX TO FINANCIAL STATEMENTS


                                                                            Page

    Balance Sheets for the period ended March 31, 1999
         and December 31 1997 and 1998 (unaudited)..........................F-16

    Statements of Loss and Accumulated Deficit for the period ended
         March 31, 1999 and December 31, 1997 and 1998 (unaudited)..........F-17

    Statements of Changes in Financial Position for the period ended
         March 31, 1999 and December 31, 1997 and 1998 (unaudited)..........F-18

    Statements  of  Stockholders'  (Deficit)  Equity  for the  period  from inception (June 15, 1995) through December 31, 1995, for the period ended March 31, 1999 and for the years ended
         December 31, 1986 through 1998 (unaudited).........................F-19

    Notes to Financial Statements...........................................F-20


                                    page F-15

                      RELIANT INTERACTIVE MEDIA CORPORATION
                           BALANCE SHEETS (UNAUDITED)
                           December 31, 1997 and 1998
                    and the three months ended March 31, 1999

                                                                                           December 31,
                                                                 March 31,       ------------------------------
                                                                   1999              1998               1997
                                                               ------------      ------------      ------------

                                     ASSETS
CURRENT ASSETS
          Cash                                                 $     56,787      $    122,257      $    210,005
          Accounts receivable                                       254,936
          Prepaid rent                                                                                      618
          Inventory                                                  27,342            27,342
                                                               ------------      ------------      ------------
    Total current assets                                            339,065           149,599           210,623

PROPERTY & EQUIPMENT

          Machinery and equipment                                    25,925            25,925            19,874
          Furniture and fixtures                                     45,680            45,292            10,714
          Less accumulated depreciation                             (13,819)          (10,258)           (3,629)
                                                               ------------      ------------      ------------
    Total property and equipment                                     57,786            60,959            26,959

OTHER ASSETS

          Rental Deposits                                            12,773            12,773            32,500
          Infomercials                                              211,776            85,302
          Patent and trademark application costs                     26,668            26,668             6,885
                                                               ------------      ------------      ------------
    Total other assets                                              251,217           124,743            39,385

TOTAL ASSETS                                                   $    648,068      $    335,301      $    276,967
                                                               ============      ============      ============

                       LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES

          Accounts payable and accrued expenses                     151,567            78,610               133
          Notes payable                                                                40,000
                                                               ------------      ------------      ------------
    Total Current Liabilities                                       151,567           118,610               133

LONG-TERM DEBT

          Notes payable - shareholders                               87,500            87,500            (4,000)
                                                               ------------      ------------      ------------
    Total Long-term debt                                             87,500            87,500            (4,000)

STOCKHOLDERS' EQUITY

    Common Stock,  $.001 par value;  authorized 50,000,000
       shares;  issued and outstanding,  2,369,600 shares,
       3,373,570 shares and 3,651,770 shares for 1997,
       1998 and March 31, 1999 respectively                           3,652             3,374             2,370
    Additional Paid In Capital                                    1,722,962         1,359,985           377,719
    Accumulated equity (deficit )                                (1,317,613)       (1,234,168)          (99,255)
                                                               ------------      ------------      ------------

Total Stockholders' Equity                                          409,001           129,191           280,834
                                                               ------------      ------------      ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $    648,068      $    335,301      $    276,967
                                                               ============      ============      ============


                  The accompanying notes are an integral part
                         of these financial statements.


                                    page F-16

                      RELIANT INTERACTIVE MEDIA CORPORATION
          STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT (UNAUDITED)
                           December 31, 1997 and 1998
                    and the three months ended March 31, 1999

                                                                                                             Cumulative
                                                                             December 31,                   Totals Since
                                                March 31,       --------------------------------------         Date of
                                                  1999                 1998                 1997              Inception
                                           ------------------   ------------------   -----------------   ------------------

    Sales                                  $         707,477    $         120,234    $            -0-    $             -0-

    Cost of goods sold                                68,525               66,654                 -0-               68,525
                                           ------------------   ------------------   -----------------   ------------------

    Gross Margin                                     638,952               53,580                 -0-              638,952
                                           ------------------   ------------------   -----------------   ------------------

    Operating expenses
       Amortization                                                                                                 27,750
       Depreciation                                    1,014                6,629               3,629               11,272
       General and administrative                    716,263              792,533              42,270            1,554,389
       Research and development                                            41,449                                   41,449
       Marketing                                                          339,877
       Rent                                                                48,226
       Advertising                                                                             23,747               34,745
                                           ------------------   ------------------   -----------------   ------------------

    Total Expenses                                   717,277            1,228,714              69,646            1,692,193
                                           ------------------   ------------------   -----------------   ------------------

    Operating (Loss)                                 (78,325)          (1,175,134)            (69,646)          (1,053,241)
                                           ------------------   ------------------   -----------------   ------------------

    Other Income (Expenses)

       Interest expense                               (5,120)              (9,033)                                 (14,153)
       Interest income                                                        296               8,424                8,720
       Other income                                                        48,958                                   59,956
                                           ------------------   ------------------   -----------------   ------------------

    Total Other Income (Expenses)                     (5,120)              40,221               8,424               54,523
                                           ------------------   ------------------   -----------------   ------------------

    Net Income (Loss)                       $        (83,445)   $      (1,134,913)   $        (61,222)   $      (1,692,193)
                                           ==================   ==================   =================   ==================

    Earnings (Loss) per Share               $      (0.004770)   $       (0.101500)   $      (0.007751)
                                           ==================   ==================   =================

    Weighted Average Number
          of Shares Outstanding                   17,493,350           11,181,394           7,898,667
                                           ==================   ==================   =================


                  The accompanying notes are an integral part
                         of these financial statements.


                                    page F-17

                      RELIANT INTERACTIVE MEDIA CORPORATION
                   STATEMENT OF STOCKHOLDERS' (DEFICIT) EQUITY for the period from inception (June 15, 1995) through December 31, 1995, for the years ended December 31, 1996 through December 31, 1998 and for the three months ended March 31, 1999

                                             Common Stock
                                   --------------------------------   Additional        Accumulated      Total Stock-
                                     Number of           Par           Paid-In             Equity       holders' Equity
                                       Shares           Value          Capital            (Deficit)        (Deficit)
                                   -------------  ---------------- ----------------  ----------------- ----------------

     Inception (June 15, 1995)     $          0   $             0   $            0   $              0   $            0

     Inception through December
     31, 1995: Stock issued for
     $0.00025 per share               2,369,600             2,370             (370)

     Net loss for the year ended
        December 31, 1995                                                                      (2,000)
                                   -------------  ---------------- ----------------  ----------------- ----------------
     Balance December 31, 1995        2,369,600             2,370             (370)            (2,000)               0

     Capital contributions, 1996                                            34,401

     Net loss for the year ended
        December 31, 1996                                                                     (32,329)
                                   -------------  ---------------- ----------------  ----------------- ----------------
     Balance December 31, 1996        2,369,600             2,370           34,031            (34,329)           2,072

     Capital contributions, 1997                                           343,688

     Net loss for the year ended
        December 31, 1997                                                                     (64,926)
                                   -------------  ---------------- ----------------  ----------------- ----------------
     Balance December 31, 1997        2,369,600             2,370          377,719            (99,255)         280,834

     Capital contributions, 1998                                           340,020

     Common stock issued to acquire
     Reliant Corporation and Cigar
     Television Network, Inc.           570,400               570             (570)

     Common stock issued for cash       329,770               330          513,170

     Common stock issued for services   103,800               104          129,646

     Net loss for the year ended
        December 31, 1998                                                                  (1,134,913)
                                   -------------  ---------------- ----------------  ----------------- ----------------

     Balance December 31, 1998        3,373,570             3,374        1,359,985         (1,234,168)         129,191

     Common stock issued for cash       278,200               278          362,977

     Net loss for the period ended
        March 31, 1999                                                                        (83,445)
                                   -------------  ---------------- ----------------  ----------------- ----------------

     Balance March 31, 1999           3,651,770             3,652        1,722,962         (1,317,613)         409,001


                  The accompanying notes are an integral part
                         of these financial statements.


                                    page F-18

                      RELIANT INTERACTIVE MEDIA CORPORATION
                       STATEMENTS OF CASH FLOW (UNAUDITED)
                           December 31, 1997 and 1998
                    and the three months ended March 31, 1999

                                                                            December 31,
                                                     March 31,      ----------------------------       Cumulative
                                                       1999             1998             1997            Amounts
                                                   -----------      -----------      -----------       ----------
Cash Flows from Operating Activities:

    Net (Loss)                                     $   (83,445)     $(1,134,913)     $   (61,222)     $(1,347,462)
    Adjustments to reconcile net loss to
    net cash used in operating activities:
       Depreciation                                      1,657            6,629            3,629           11,915
       Common stock issued for services                                 129,750                           129,750
    Changes in assets and liabilities:                       0
       Due from stockholder                                               4,000           (4,000)               0
       Inventory                                                        (27,342)                          (27,342)
       Deposits                                                          19,727          (32,500)         (12,773)
       Prepaid expenses                                (43,935)         (73,970)         (11,332)        (129,237)
       Accounts payable                                 78,408           73,159              (74)         151,600
       Accounts Receivable                            (254,936)                                          (254,936)
       Accrued expenses                                                   5,318                             5,418
                                                   -----------      -----------      -----------      -----------

Net cash used in operating activities                 (302,251)        (997,642)        (105,499)      (1,473,067)

Cash flows provided from investing activities:
       Acquisition of infomercials                    (126,474)
       Acquisition of property and equipment                            (51,343)         (19,874)         (71,217)
       Patent and trademark costs                                       (19,783)          (6,885)         (26,668)
                                                   -----------      -----------      -----------      -----------

Net cash used in investing activities                 (126,474)         (71,126)         (26,759)         (97,885)

Cash flows provided from financing activities:
       Proceeds from notes payable                                      127,500                           127,500
       Proceeds from sale of Common Stock              363,255          513,500                           878,755
       Proceeds from additional
             capital contribution                                       340,020          339,984          747,958
                                                   -----------      -----------      -----------      -----------

Net cash provided by financing activities              363,255          981,020          339,984        1,754,213

Increase (Decrease) in Cash                            (65,470)         (87,748)         207,726           56,787

Cash at Beginning of Period                            122,257          210,005            2,279              -0-
                                                   -----------      -----------      -----------      -----------

Cash at End of Period                                   56,787          122,257          210,005           56,787
                                                   ===========      ===========      ===========      ===========


                  The accompanying notes are an integral part
                         of these financial statements.


                                    page F-19

                      RELIANT INTERACTIVE MEDIA CORPORATION
           Notes to the Consolidated Financial Statements (Unaudited)
              for the fiscal years ended December 31, 1998 and 1997
                    and the three months ended March 31, 1999

    NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             Organization
             ------------

             Reliant Interactive Media Corporation (formerly Reliant Corporation) (the Company) was organized under the laws of the State of Utah on July 30, 1984. The Company subsequently ceased its original business activity in 1993 and was not engaged in any business activity but was seeking potential investments or business acquisitions and consequently was considered a development stage company as defined in SFAS No. 7. The Company changed its name from Reliant Corporation to Reliant Interactive Media Corporation (Reliant) on August 7, 1998.

             Kevin Harrington Enterprises, Inc. (KHE) was organized under the laws of the State of Florida on June 15, 1995. The Company is currently developing a dual flame lighter/cutter cigar product.

             Cigar Television Network, Inc. (Cigar TV) was organized under the laws of the State of Florida on April 1, 1998. The Company was formed to create a cigar related television show that will air monthly on a national television network as well as being on the Internet. Cigar TV in conjunction with major magazines will operate its TV show in conjunction with an Internet site currently under development called Cigamow.com.

             On July 21, 1998, the Company completed an agreement and plan of reorganization whereby Reliant issued 11,848,000 shares of its common stock in exchange for all of the outstanding common stock of KHE and Cigar TV. Immediately prior to the agreement and plan of reorganization, the Company had 2,852,000 shares of common stock issued and outstanding. The reorganization was accounted for as a recapitalization of Reliant because the shareholders of KHE and Cigar TV controlled the Company immediately after the acquisition. Therefore, KHE and Cigar TV are treated as the acquiring entities. Accordingly, there was no adjustment to the carrying value of the assets or liabilities of Reliant. Reliant is the acquiring entity for legal purposes and KHE is the surviving entity for accounting purposes. Also on July 21, 1998, the shareholders of the Company authorized a reverse stock split of 1-for-5 prior to the agreement and plan of reorganization. All references to shares of common stock have been retroactively restated.

             Basic Earnings (Loss) per Share
             -------------------------------

             The computation of basic earnings (loss) per share is based on the weighted average number of shares outstanding during the period presented.

             Accounting Method
             -----------------

             The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.


                                    page F-20

                      RELIANT INTERACTIVE MEDIA CORPORATION
           Notes to the Consolidated Financial Statements (Unaudited)
              for the fiscal years ended December 31, 1998 and 1997
                    and the three months ended March 31, 1999

     NOTE I - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Cash and Cash Equivalent
     ------------------------

             For purposes of financial statement presentation, the Company considers all highly liquid investments With a maturity of three months or less, from the date of purchase, to be cash equivalents.

             Inventory
             ---------

             Inventory is stated at the lower of cost determined by the first-in, first-out method or market.

             Property and Equipment
             ----------------------

             Property  and  equipment  are  stated  at  cost  less   accumulated
             depreciation. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives as follows:

                     Office furniture and equipment          5 to 7 years
                     Machinery and equipment                 5 to 7 years

             Depreciation expense for the three months ended March 31, 1999 was $2,530.

             Patent and Trademark Costs
             --------------------------

             These  costs will be  amortized  on the  straight-line  method over
             their   remaining   lives   beginning  with  the   commencement  of
             operations.

             Prepaid Advertising
             -------------------

             Prepaid advertising consisted of the following at March 31, 1999:

                    Production costs of informercials        $      44,523
                    Production Costs of TV show                     52,430
                                                             -------------

                    Subtotal                                        96,953
                    Less: accumulated amortization                (11,651)

                    Not prepaid advertising                  $      85,302
                                                             =============

             These advertising costs are amortized over the useful life of the informercials and TV show which is estimated at 18 months. These production costs will begin amortizing when they begin broadcasting which was August 1998 for the TV show and March 1999 for the infomercials. Advertising expense for the period ended March 31, 1999 was $11,651.


                                    page F-21

                      RELIANT INTERACTIVE MEDIA CORPORATION
           Notes to the Consolidated Financial Statements (Unaudited)
              for the fiscal years ended December 31, 1998 and 1997
                    and the three months ended March 31, 1999

    NOTE I - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

             Credit Risks
             ------------

             The Company maintains its cash accounts primarily in one bank in Florida, The Federal Deposit Insurance Corporation insures accounts to $100,000. The Company's accounts occasionally exceed the insured amount.

             Estimates
             ---------

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

             Principles of Consolidation
             ---------------------------

             The consolidated financial statements include the accounts of Reliant Interactive Media Corporation (Reliant), Kevin Harrington Enterprises, Inc. (KHE) (a wholly-owned subsidiary) and Cigar Television Network, Inc. (Cigar TV) (a wholly-owned subsidiary). All significant intercompany accounts and transactions have been eliminated in the consolidation.

             Income Taxes
             ------------

             No provision for federal income taxes has been made at March 31, 1999 due to accumulated operating losses. The Company has accumulated approximately $1,317,613 of net operating losses as of March 31, 1999, which may be used to reduce taxable income and income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the not operation loss carryforwards. The carryforwards expire in 2013.

    NOTE 2 - GOING CONCERN

             The company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the relation of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a limited offering of its common stock. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.


                                    page F-22

                      RELIANT INTERACTIVE MEDIA CORPORATION
           Notes to the Consolidated Financial Statements (Unaudited)
              for the fiscal years ended December 31, 1998 and 1997
                    and the three months ended March 31, 1999

    NOTE 3 - COMMITMENTS AND CONTINGENCIES

             In May 1998, the Company entered into a one year lease agreement for office space located in Florida. The lease obligation is currently $5,157 per month and expires on May 31, 1999.

    NOTE 4 - RELATED PARTY TRANSACTIONS

             Related party transactions charged to operations for the year ended March 31, 1999 were as follows:

                 Interest expense to stockholders                 $     1,918
                 Advertising and promotional services provided
                   by a stockholders' related company.            $    36,813

    NOTE 5 - COMMON STOCK TRANSACTIONS

             During 1998, the Company sold 329,770 shares of its common stock for $513,500, or an average price of $1.55 per share. The Company also issued 103,800 shares of common stock for services tendered, valued at $129,750 or $1.25 per share. During 1999, the Company sold 278,200 shares of its common stock for $363,255, or an average price of $1.31 per share. On March 23, 1999 the Company reverse split its common stock on a one for five (1:5) basis. On these and all future financial statements, all references to shares of common stock will be retroactively restated as if the reverse stock split had been in effect since inception.

    NOTE 6 - NOTES PAYABLE - SHAREHOLDERS

             Notes payable - shareholders consisted of the following:
                                                                       March 31,
                                                                         1998
                                                                       ---------
             Note payable to a shareholder, unsecured, interest
             at 8.0%, interest payments due quarterly beginning
             March 31, 1999, principal balance due December 31, 2000.  $  37,500

             Note payable to a shareholder, unsecured, interest
             at 8.0%, interest payments due quarterly beginning
             March 31, 1999, principal balance due December 31, 2000.     50,000
                                                                       ---------

                        Total notes payable - shareholders                87,500

                        Less: current portion                                -0-

                        Long-term notes payable - shareholders         $  87,500
                                                                       =========


                                    page F-23

                      RELIANT INTERACTIVE MEDIA CORPORATION
           Notes to the Consolidated Financial Statements (Unaudited)
              for the fiscal years ended December 31, 1998 and 1997
                    and the three months ended March 31, 1999

    NOTE 6 - NOTES PAYABLE - SHAREHOLDERS (Continued)

             Maturities of notes payable - shareholders are as follows:

                                   Year Ending
                                  December 31,
                                  ------------
                                       1999                          $      -0-
                                       2000                              87,500
                                       2001                                 -0-
                                       2002                                 -0-
                                       2003                                 -0-
                                       2004 and thereafter                  -0-
                                                                     -----------

                            Total                                    $   87,500
                                                                     ==========

    NOTE 7 - NOTES PAYABLE

             Notes payable consisted of the following:                March 31,
                                                                        1998
             Note payable to Nations Bank, secured by stock,
                interest at 8.0%, interest payments due monthly,
                principal balance due on demand.                     $   40,000
                                                                     ----------

                                    Total notes payable                  40,000

                                    Less: current portion               (40,000)

                                    Long-term notes payable          $      -0-

             Maturities of notes payable are as follows::

                                   Year Ending
                                  December 31,
                                       1999                          $   40,000
                                       2000                                 -0-
                                       2001                                 -0-
                                       2002                                 -0-
                                       2003                                 -0-
                                       2004 and thereafter                  -0-
                                                                     -----------

                                       Total                         $   40,000
                                                                     ===========

NOTE 8 - SUBSEQUENT EVENTS:

             During April 1999, the Company sold 600,000 shares of its post split common stock for $300,000, or an average price of $0.50 per share. After the issuance of these shares, the reverse stock split and the issuance of 170 "round-up" shares, there were 4,265,271 common shares issued and outstanding.


                                   page F-24

--------------------------------------------------------------------------------
                                    PART III
--------------------------------------------------------------------------------
                           Item 1. Index to Exhibits.
--------------------------------------------------------------------------------

                                  Exhibit Index

================================================================================

     #         Table Category  /  Description of Exhibit                    Page
--------------------------------------------------------------------------------
               [2] Articles/Certificates of Incorporation,
                   By-Laws and Minutes
--------------------------------------------------------------------------------
    2.0        ARTICLES OF  INCORPORATION  of the Issuer:
               Reliant  Interactive Media Corp. (a Nevada
               Corporation)
--------------------------------------------------------------------------------
    2.1        ARTICLES OF AMENDMENT: Reliant Corporation.
--------------------------------------------------------------------------------
    2.2        BY-LAWS
--------------------------------------------------------------------------------
    2.3        MAJORITY SHAREHOLDER ACTION, dated March 23, 1999
--------------------------------------------------------------------------------
                            [6] Material Contracts
--------------------------------------------------------------------------------
    6.0        PLAN  OF  REORGANIZATION  AND  MERGER  FOR
               CHANGE OF SITUS: Utah to Nevada, March 15,
               1999
--------------------------------------------------------------------------------
    6.1        EMPLOYMENT AGREEMENTS (3)
--------------------------------------------------------------------------------
    6.2        COMPENSATORY STOCK OPTION PLAN
================================================================================

                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to signed on its behalf by the undersigned, thereunto authorized.



                         Reliant Interactive Media Corp

                          formerly Reliant Corporation

                                       by





   /s/                                            /s/
   -------------------------                      -------------------------
   Kevin Harrington                               Tim Harrington
   CHAIRMAN AND CEO/DIRECTOR                      PRESIDENT AND COO/DIRECTOR





   /s/                                            /s/
   -------------------------                      -------------------------
   Mel Arthur                                     Karl E. Rodriguez
   EXECUTIVE VICE PRESIDENT/DIRECTOR              SECRETARY/DIRECTOR